Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

VIA EDGAR

April 14, 2011

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re:	Sunvalley Solar, Inc. Registration Statement on Form S-1 Filed January 26, 2011 Your File No. 333-171878

Dear Ms. Long:

We write on behalf of Sunvalley Solar, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in a letter dated February 22, 2011 by Pamela Long, Assistant Director of the Commission’s Division of Corporate Finance, commenting on the Company’s Registration Statement on Form S-1 filed January 26, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Registration Statement on Form S-1

Front Cover Page of the Registration Table

1.                   The statement in footnote (4) to the fee table does not reconcile with the disclosure in the prospectus or in the equity-line agreement. Please advise or revise accordingly.

Response: The amount being registered in this Registration Statement was limited to an amount equal to approximately one-third of the current publicly traded common stock of the Company, which is less than the maximum aggregate value of common stock which may be sold under the equity line agreement. Clarifying revisions have been made to Footnote 4.

Outside Front Cover Page of the Prospectus

2.                   We note the disclosure that the registered shares represent $1,488,000 of the committed financing. Please revise to discuss the impact on this amount if the market price of your common stock decreases.

Response: The following explanatory language has been added to Footnote 4 of the fee table:

“In the event that the market price of our common stock decreases in value, the offering price per share will, pursuant to the terms of a Drawdown Equity Financing Agreement between the Underwriter and the registrant, be correspondingly decreased resulting in a lower aggregate offering price than the figure listed.”

Summary, page 5

Sunvalley Solar, Inc., Page 5

3.                   Please clearly disclose that you have been issued a going concern opinion by your auditor. Please also add a risk factor discussing the risks.

Response: This disclosure has been added as the third paragraph under the “Summary” section. In addition, a new risk factor on this subject has been added at Page 8.

4.                   Please disclose the estimated costs and timeline to implement your expanded business plan.

Response: Disclosures regarding this subject have been added to the end of the “Summary” section.

Our Transaction with Auctus, Page 5

5.                   We note that you need $4.5 million in funding to implement your expanded business plan. Please explain the reason(s) for the equity-line financing in the amount of $10.0 million.

Response: Certain language in the second paragraph of this subsection has been clarified to read as follows:

“The DEFA specifies that $10,000,000 is the total amount of available funding in the DEFA. Currently, we anticipate that our total capital needs for our planned business development and expansion are approximately $4.5 million. The DEFA recites $10,000,000 because this is the maximum amount of funding that Auctus is prepared to offer our company. The $10,000,000 is not a reflection of our total capital needs at this time, and we currently do not anticipate accessing the entire available equity line.”

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6.                   We note the disclosure in the second paragraph regarding the doubts as to your ability to receive the full $10,000,000 in funding. Please disclose the total number of shares the company would have to issue to receive the full amount funding. Please also disclose the percentage this represents of the currently outstanding common stock. Finally, please disclose the percentage that the registered shares represent of the currently outstanding common stock.

Response: This information has been added near the end of the second paragraph of the subsection entitled “Our Transaction With Auctus.”

7.                   We note the disclosure in the second paragraph regarding the price at which the investor will purchase the registered shares. Please also disclose the full discounted price at which the investor will receive the shares. Please be advised that this disclosure should clearly explain any fees or commissions the company paid to enter into the equity-line arrangement, whether in cash or securities, and any fees and commissions payable at the time of any put.

Response: The discounted price at which the investor will receive the shares is as indicated. The following additional disclosures have been added to the second paragraph of this subsection:

“There are no fees or commissions payable in connection with any future sale of common stock to Auctus. We paid a one-time, non-refundable origination fee of $15,000 to Auctus in connection with the DEFA.”

8.                   Given that sales of large amounts of your common stock could depress the market price of your common stock, please provide a reasonably detailed discussion of the impact of a decreased or decreasing market price on the number of shares issuable under the equity line arrangement, as well as the impact on the proceeds you may receive with respect to the registered shares. In responding to this comment, please illustrate the impact by using a range of market prices. Please also comply with this comment under "Use of Proceeds" on page 15.

Response: A fuller explanation of these matters and a tables illustrating the available offering proceeds upon sale of the 106,666,663 offered shares, and the total shares issuable in exchange for the $10,000,000 maximum equity line, at a range of common stock prices has been added after the third paragraph in this subsection.

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9.                   We note the disclosure in the first paragraph on page 6 regarding the maximum amount of each advance. Given that the either clause is based on a standard of "whichever is larger", please explain why you would not be able to draw down at least $500,000 for each advance, as contemplated by the last sentence of this paragraph.

Response: The following statement:

“If the average trading in our common stock is too low, it is possible that we may not be permitted to draw the full amount of proceeds of the drawdown of $500,000, which may not provide adequate funding for our planned operations”

was confusing in this context and has been moved. In theory, the Company would be allowed to always draw at least $500,000 for each advance. The 4.99% ownership limit for Auctus, however, may make the full $500,000 per advance unavailable depending on the stock price. This statement has been moved to the paragraph discussing the 4.99% ownership limit.

10.                We note the disclosure in the second paragraph on page 6 regarding the floor. Please clarify the last sentence of this paragraph to explain in greater detail the period during which sales would be restricted.

Response: The following clarification has been added to this portion of the discussion:

“Under the DEFA, the floor price restriction applies during the five day trading period following our issuance of a draw-down notice.”

11.                We note the disclosure in the third paragraph on page 6 regarding the ownership limit. Please revise to remove the cross-reference to the agreement and revise to explain the impact of the limit on the equity-line arrangement.

Response: This paragraph has been re-written to explain the terms of the ownership limit and its potential effect on the equity line arrangement as a result of trading price fluctuations.

12.                Please discuss the extent to which the investor's obligations under the equity-line arrangement are transferable.

Response: The following clarification has been added to the end of the first paragraph under this sub-heading:

“Auctus’ obligations under the equity line agreement are not transferrable.”

13.                On pages 6, 14, and 18, we note your statement that "Auctus shall immediately cease selling shares within a Drawdown Notice if the price falls below a fixed-price floor". We further note that the company may waive its right with respect to the Floor and allow Auctus to sell shares below the Floor Price. Please revise your disclosure to clarify whether your ability to waive the floor price restriction, as well as the 4.99% ownership limit, would impact the price at which the company can put shares to the investor.

Response: The following clarification has been added to the discussion on Page 6:

“During the five trading days following a drawdown request, we will calculate the amount of shares we will sell to Auctus and the purchase price per share.  The purchase price per share of common stock will be based on the lowest closing bid prices of our common stock during the five trading days immediately following the drawdown date, less a discount of 7%.  There shall be a minimum of five (5) Trading Days between each Drawdown Notice Date.”

In addition, the following additional explanation has been added:

“In the event that we chose to waive the Floor Price restriction, this action could cause the market value of our common stock to decrease, resulting in a larger number of shares issuable pursuant to the drawdown request to increase.”

Risk Factors, page 8

14.                Please revise the first sentence of the introductory paragraph to remove the reference to your other reports.

Response: The reference to other reports has been removed.

15.                Please revise to remove the second and third sentences of the introductory paragraph, as you are required to disclose all material risks and may not qualify your disclosure in this manner.

Response: These sentences have been removed.

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Risks Related To This Offering, page 12

16.                Please revise to discuss the risks associated with a decrease in the market price of your common stock during the term of the equity-line arrangement, such as having to issue more shares and receiving less than the full $1.488 million. In this regard, we note that the disclosure in the last risk factor on page 14 briefly mentions certain of these risks, but does not discuss them in sufficient detail or disclose them under their own descriptive subheading.

Response: A new risk factor discussing the risk that the total $1.488 million in funding will not be available in the event of a stock price decline has been added. In addition, the last risk factor has been shortened and new risk factor has been added at the end of this section to focus on the additional dilutive risk to existing shareholders as a result of the need to issue more shares in order to access the equity line in the event of a stock price decline.

17.                The last risk factor on page 14 discusses several risks. Please revise to discuss each risk under its descriptive subheading.

Response: Please see response to Comment 16, above.

Because Auctus will pay less than the prevailing market price ... , page 14

18.                It does not appear that the investor is permitted to engage in short selling pursuant to Section 3.10 of the agreement. Please revise the disclosure under this subheading accordingly.

Response: References to short selling have been removed.

Use of Proceeds, page 15

19.                Please revise to explain each proposed use in greater detail.

Response: Additional details regarding each intended use of proceeds have been added in new footnotes to the table. In addition, a new table has been inserted showing the Company’s intended use of proceeds assuming a range of different stock market prices and corresponding proceeds to be received.

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Determination of Offering Price, page 16

20.                We note your statement that the offering price bears no ''relationship to any objective criterion of value." Please revise this section to disclose how or why you determined the offering price to Auctus to be 93% of the closing market price as determined during the pricing period. Additionally, please disclose how you set the pricing period.

Response: There was no specialized analysis leading to these contractual terms, other than ordinary commercial negotiations. The following statement has been added to this section:

“The 7% discount from market price and the pricing period set forth in the DEFA are the result of contractual negotiations with Auctus. It is our belief that these terms are generally reflective of those offered to similarly-sized public companies by the investor.”

Plan of Distribution, page 18

21.                In this section, please identify Auctus as an underwriter. Additionally, please provide a materially complete description of how Auctus intends to distribute the securities it owns or will acquire under the Drawdown Equity Financing Agreement. Finally, please provide a materially complete description of Regulation M and its impact on the selling shareholder.

Response: Auctus has been identified as an underwriter, and a description of its intended methods of distribution has been added to this section. In addition, a description of Regulation M and its application to the activities of the selling shareholder has been added.

22.                We note the disclosure in the eighth paragraph regarding short selling. This disclosure does not appear to reconcile with the terms of Section 3.10 of the agreement, which indicates that the "Investor agrees that it shall not, and that it will cause its affiliates not to, engage in any short sales of or hedging transactions with respect to the Common Stock." Please advise or revise accordingly.

Response: The phrase “during the pricing period” has been removed from this statement.

Drawdown Equity Finance Agreement / Registration Rights Agreement. page 18

23.                Please revise the first sentence to accurately reflect the date upon which you entered into the Drawdown Equity Financing Agreement and Registration Rights Agreement with Auctus Private Equity Fund, LLC.

Response: The typographical error “2011” has been changed to accurately reflect “2010.”

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24.                Please revise the third paragraph to clarify how the price per share will be determined. In this regard, we note the first sentence states that the price per share will be the lowest closing bid price of your common stock during the five trading days preceding the drawdown notice. However, the second sentence in this paragraph states that you will calculate the price per share during the five trading days following the drawdown notice. Additionally, we note the form of drawdown notice, attached as Exhibit A to Exhibit 10.1, does not include any reference to price per share. Please advise.

Response: This part of the disclosure has been corrected and clarified to read as follows:

“During the five trading days following a drawdown request, we will calculate the amount of shares we will sell to Auctus and the purchase price per share.  The purchase price per share of common stock will be based on the lowest closing bid prices of our common stock during the five trading days immediately following the drawdown date, less a discount of 7%.  There shall be a minimum of five (5) Trading Days between each Drawdown Notice Date.”

Also, please note that the Drawdown Notice which is Exhibit A to the DEFA requires the Company to state the total dollar amount of the drawdown requested. The price per share (and, by extension, the number of shares issuable) is then calculated based on the five-day Pricing Period following the Company’s issuance of a Drawdown Notice to Auctus.

Description of Securities, page 19

Convertible Securities, page 21

25.                Please identify the holder of the note and file the note as an exhibit to the registration statement.

Response: The holder of the Note has been identified in this section and the Note has been added as Exhibit 10.3.

Interests of Named Experts and Counsel, page 22

26.                Please provide the address of counsel. Refer to paragraph 23 of Schedule A to the Securities Act.

Response: The address of counsel has been added to this section.

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Description of Business, page 22

27.                Please revise your disclosure to include a description of the development of your business during the last three years. In this regard, we note the 2010 reverse acquisition referenced in Note 6 to the Consolidated Financial Statements on page F-21.

Response: A brief summary of the reverse acquisition performed in June of 2010 has been added to the beginning of this discussion. In addition, a brief overview of the development and growth of the Company’s solar power business since its inception in 2007 has been added.

28.                Please revise the disclosure in this section to clearly and specifically identify your business as currently conducted. With respect to lines of business that you intend to develop, please disclose the current status of each line of business, including whether you have commenced offering the products and/or services of the line, whether you have entered into any binding agreements with respect to the sale of these products and/or services, and whether the line has generated any revenues.

Response: The disclosures in this section have been expanded to clearly indicate whether the specific lines of business are currently generating revenue and/or are areas in which products or services are currently being offered.

29.                The disclosure in this section uses terminology and concepts that assume a reader has a sophisticated understanding of the solar industry and related technology. In addition, explanations often are not included where the terminology and concepts are first used, which can be confusing to the reader. Please review the disclosure throughout this section and revise accordingly.

Response: The disclosures have been expanded to include a glossary of terminology used to describe the functioning of solar power products, related technologies, and technological developments in the industry. The Company believes that the glossary, inserted in the Registration Statement immediately before the Company’s description of its products and services, will assist the reader in understanding any scientific or engineering terms used in the discussion, especially the more technical discussions which are necessary to provide the additional information requested by Comments 33 through 36, below.

30.                Please disclose the information required by Item 101(h)(4)(vi) of Regulation S-K.

Response: The following disclosure has been inserted as the third paragraph under “Principal Products and Services”:

“We are not currently dependent on one or a few major customers for our revenues. Instead, our total revenues for the last fiscal year were generated from over one hundred different customers.”

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Principal Products and Services, page 23

31.                Please revise to disclose the percentage of your revenues generated by each of your four lines of business.

Response: This disclosure has been added near the beginning of this section.

Solar Systems Design and Installation, page 23

32.                Please explain the basis for the statement that you are one of a "few companies in California that has the permit and expertise to install large commercial solar systems ..."

Response: A fuller explanation for this statement, including a review of the Company’s specific licenses, capabilities, and commercial experience has been added to this part of the disclosures.

Solar Technology Research and Development, page 23

33.                In the first paragraph, we note your discussion concerning the costly nature of solar cell modules and panels compared to fossil fuel energy sources. We further note, on pages 22 and 28, that you refer to "low cost" solar power system solutions and the savings that some of your customers are expected to realize as a result of solar power systems. Please reconcile the statements on pages 22 and 28 with your characterization of the costly nature of solar cell modules and panels on page 23.

Response: Additional explanation has been added to this section explain why the Company believes that, through implementation of its new solar cell technology, it can increase solar panel and efficiency and thereby reduce the overall cost of a solar power system to a level equal to or less than the cost of energy from fossil energy sources.

The reference to “low cost” on page 22 was intended as a reference to the company’s pricing compared to those of its competitors and has been changed to refer to “competitive” cost. The cost savings discussed with regard to specific projects on page 28 refers to savings in the form of reduced ongoing energy bills. The discussion has been clarified to so state.

34.                Please revise your disclosure on page 24 to explain the benefits associated with the realization of "the combination of the electrodes as SPP generators."

35.                Response: This discussion has been expanded to explain SPP technology and its ability increase solar cell efficiency.

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36.                In the first paragraph on page 24, you state, "With the successful development of our new PV cells, we are expecting the efficiency of the organic thin-film-based solar cells to be over 10%, which is close to double that of the current commercially available thin film solar cells." Please also disclose, if true, that there is no guarantee you will successfully develop these new PV cells or that they will achieve the expected efficiency.

37.                Response: The following explanation and cautionary disclosure has been added in a new paragraph in this section:

“Though our patent-pending technology is able to increase the efficiency of thin-film-based solar cells to over 10%, commercializing this technology into mass production will involve a trade-off between manufacturing cost per-panel and increased per-panel efficiency. In addition, our new PV cell concept will also need to demonstrate that panels using the technology will have a productive life-span and a tolerance to environmental conditions such as humidity, temperature, wind load that are sufficient for the panels to be used in real life application. Accordingly, there is no guarantee that we will be able to commercially produce and market solar panels using our new PV technology.”

38.                We note the disclosure in the first paragraph on page 24. Please explain the basis for the statement in the last sentence of this paragraph regarding the efficiency of the solar cells.

Response: Additional explanation of the Company’s new technology and its ability to increase solar panel efficiency have been added to this section.

39.                We note the disclosure in the bullet points of the third paragraph. Please explain the current status of your collaborations discussed in the second bullet point. Please also explain in greater detail your plans with respect to the resources discussed in the third bullet point.

Response: Additional disclosures regarding these matters have been added below the bullet points.

40.                Please include disclosure estimating the amount you spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers. Refer to Item 101(h)(4)(x).

Response: This information has been added at the end of this subsection.

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Solar Equipment Manufacturing and Distribution, page 24

41.                Given the research and development phase of this product, please explain the basis for the statements in the second to last sentence of this section regarding efficiency and costs.

Response: This sentence has been revised to read: “Our unique technology, if successfully commercialized and brought to market, would provide the solar panel market with a higher efficiency, lower cost unit than competing panels currently on the market.” (emphasis added). The basis for the statements regarding efficiency and cost is explained in the prior subsection, including amendments made thereto in response to these comments.

Distributed Power Plant Projects, page 25

42.                We note the disclosure in the fourth paragraph. Please revise to provide more details regarding the plant you currently are building.

Response: This disclosure has been revised to clarify as follows:

“Although we do not currently have a distributed power plant under construction, we are working with customers, suppliers, and utility companies to develop a plan for our first such installation.”

43.                You state in the second sentence that ''most proposed solar power plants are stand-alone large scale power plants." Please clarify whether these solar power plants have been proposed by you or other companies. In this regard, we note you discuss your plans for development of roof-top solar power plants, but we are unclear as to whether you also intend to develop stand-alone large scale power plants.

Response: Clarifications have been made to indicate that large scale stand-alone plants have been developed by other companies and that the Company does not intend to develop such a plant. The distributed power plants discussed in the section would be an alternative to such projects.

44.                Please disclose whether you have identified any sites for your power plants and whether you have any relationships with utility companies for implementing your plans.

Response: The following disclosure has been added near the end of this subsection:

“We are currently negotiating with some agricultural farmers who are our existing customers in the Palm Desert, California area to use their private lands to build our power plants. We are also in discussions with local utility companies about the possibility of selling excess solar power to be generated by the plants back to the utilities.”

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45.                Please explain how building power plants on private property avoids environmental issues.

Response: The following explanation has been added to this subsection:

“Most of environmental issues involved in the use public lands involve costs related to the protection of certain plants and animals and to the maintenance of soil composition, as the public lands that are suitable for large power plants are generally preserved open lands. Private property suitable for smaller distributed power plants generally does not involve in such issues, however since the land is typically smaller tracts in private agricultural use or existing rooftop spaces.”

Competition and Market Overview, page 26

46.                We note the discussion in this section regarding certain industry data (e.g., SolarBuzz, PV news, and Prometheus Institute). Please disclose whether these data represent the most recently available data and, therefore, remain reliable. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. We may have additional comments after we review your response. Please also comply with this comment under "Distributed Power Plant Projects" on page 25 and "Principal Suppliers" on page 28.

47.                Response: The specific data given in this discussion derives from industry sources which may not be widely available to the general public. Due to the inherent difficulty in obtaining consents from the various sources cited, these aspects of the discussion have been deleted. The last paragraph, which discusses the general state of competition in the industry, remains. These industry sources and specific industry data are not cited in the “Distributed Power Plant Projects” or the “Principal Suppliers” subsections.

Distribution Methods and Marketing. page 27

48.                Please specify who your primary two suppliers are that you reference in the first sentence.

Response: The first sentence under “Principal Suppliers” has been modified to name the company’s two primary suppliers.

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49.                You state that your primary two vendors accounted for approximately 92% of your total inventory purchases for the year ended December 31, 2009. Please tell us whether you maintain good relationships with these vendors. Please also tell us whether the materials you purchase from these vendors are available from other sources as well.

Response: The following disclosures have been added as the new second paragraph under “Principal Suppliers”:

“We maintain good relationships with all of our suppliers, and especially with our primary and important suppliers. In addition, we are continuously adding new alternative suppliers to our supplier list. Due to the standardization of solar equipment, all materials we purchase from our suppliers are available from other sources and suppliers.”

50.                Please disclose whether your raw materials are readily available. In this regard, we note your risk factor on page 9 concerning the supply of raw materials. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response: The following additional disclosure has been added to the section “Principal Suppliers”:

“As a result of continuing global development at all levels of solar equipment manufacturing, including in the area of raw materials supply, in 2009 and 2010, the risk of disruption in the supply of necessary raw materials for solar panels has been greatly reduced in 2011. In addition, we have established solid relationships with several large solar equipment suppliers, allowing us to access multiple sources. For the immediate future, we therefore believe that raw materials for our products will continue to be readily available.”

51.                We note your statements that you are a "preferred distributor in the USA" and an "exclusive distributor" in certain parts of the country for certain products. Please tell us whether you need or will need licensures in locations other than California. In this regard, we also note your disclosure on page 33 that you plan to expand your installation business to Arizona or other states.

Response: The following additional explanation has been added to the section “Principal Suppliers”:

“Our revenues currently derive from solar system design and installation as well as solar equipment distribution. In order to expand our installation business to states other than California, we will be required to comply with local license requirements by acquiring a local installer or by hiring locally-licensed contractors to serve as officers. For our solar equipment distribution business, no local licensures are required in California or other states.”

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52.                Please explain the basis for the statement in the last sentence of this section.

Response: This sentence has been deleted, as the described set-asides may not be available due to the fact that the Company is more widely held than in the recent past.

Principal Suppliers, page 28

53.                We note the disclosure in the first two paragraphs. Please advise us as to the consideration you have given to filing the agreements with these suppliers as exhibits to the registration statement.

Response: These agreements have been added to the Registration Statement as new Exhibits.

Intellectual Property, page 29

54.                Please revise to provide all of the information required by Item 101(h)(4)(vii) of Regulation S-K.

Response: The disclosures provide all of the information within the purview of this Item. Additional specific information regarding the Company’s patent application has been added.

Personnel, page 29

55.                Please revise to disclose the number of full-time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Response: The disclosure has been revised to update the number of employees and to specify the number that are full time.

Description of Property, page 30

56.                Please disclose whether your current property is adequate for your needs. Please also disclose whether you have entered into any discussions to renew your lease. If you are unable to renew your lease, please disclose your plans for relocating.

Response: The following disclosure has been added to this section:

“The property is sufficient for our current business size. We plan to extend our lease for another three years after May 31, 2011.”

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57.                Please advise us as to the consideration you have given to filing the lease as an exhibit to the registration statement.

Response: A copy of the lease has been attached as a new Exhibit.

Legal Proceedings, page 30

58.                Please revise to clarity the current status of the lawsuit

Response: The disclosure has been updated to indicate that the remainder of the suit has been dismissed.

Market for Common Equity and Related Stockholder Matters, page 30

59.                Please remove reference to the NASD as the NASD has been succeeded by the Financial Industry Regulatory Authority, Inc., or FINRA.

Response: This has been corrected.

60.                We note that you have disclosed the high and low bid quotations for your common stock for the fiscal years ended December 21, 20 10 and 2009. Please also disclose the high and low bid quotations for the interim period for which you include financial statements in the registration statement. Refer to Item 201 (a)(l)(iii) of Regulation S-K.

Response: The Registration Statement has been updated to include the Company’s audited financial information for 2009 and 2010. The unaudited interim information given in the original filing has been removed.

Financial Statements, page 32

Audited Financial Statements. page F-2

61.                Please amend your filing to update your financial statements pursuant to Rule 8-08 of Regulation S-X, as it appears you have not satisfied all the conditions of 8-08(b) given your loss before taxes of $588k for 2009. Furthermore, we note you are a smaller reporting company, and as such, you are required to provide an audited balance sheet and statements of income, cash flows and changes in stockholders' equity for each of the two most recent fiscal years- which appears to be the two years ended December 31, 2010. However, if you choose to present the audited financial statements for 2008 in your updated filing and your fiscal year 2010 audit report makes reference to the 2008 audit report, please include in your filing the audit report for the 2008 fiscal year and provide a consent from the auditor. Refer to AU Section 543 for guidance.

Response: The Registration Statement has been updated to include the Company’s 2010 audit report and audited financial information. The 2008 audited information and the unaudited interim figures have been removed. The new audit report from the Company’s independent registered accountant pertains to the fiscal years ended December 31, 2009 and December 31, 2010.

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Balance Sheet page F-2

62.                You present "Total other assets" of $3.7 million and $.4 million as of December 31, 2009 and 2008, respectively. Since this line item appears to be totaling your current liabilities, it appears this line item should be labeled "Total current liabilities." Please amend or advise.

Response: The figures and line descriptions in the Company’s updated balance sheets, included with this amendment to the Registration Statement, are correct.

63.                You report Stockholders' Equity of $.3 million and $.9 million as of December 31, 2009 and 2008, respectively. As such please amend your filing to present on the face of your balance sheet a total for "Total liabilities and stockholders' equity", rather than "Total liabilities and stockholders' deficit"

Response: The figures and line descriptions in the Company’s updated balance sheets, included with this amendment to the Registration Statement, are correct.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 33

Initiate OEM Manufacturing of Solar Panels, page 34

64.                Please clarify for us whether you currently have partnerships with other solar installation companies.

Response: The following clarification has been added to this subsection:

“We do not currently have partnerships with other solar installation companies, but we plan to pursue them after introducing the panels to the market through our own installation business.”

Results of Operations, page 36

65.                Please revise this section to significantly expand your discussion to provide the information required by Item 303(a)(3) of Regulation S-K. Please ensure you address the reason(s) for the changes in revenues and expenses.

Response: This information has been updated to reflect the Company’s audited financial statements for 2010 and 2009, and has been expanded to include additional discussion addressing the specific matters set forth in Item 303(a)(3) of Reg S-K.

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Liquidity and Capital Resources, page 37

66.                We note your statement that you "currently do not have any firm arrangements for financing". Please disclose how you plan to obtain additional financing.

Response: The following additional disclosure has been added to this discussion:

“We are currently seeking additional financing through the sale of common equity, including the sale of common equity to Auctus through the DEFA, and/or the issuance of debt convertible to common equity.”

67.                Please revise to provide a materially complete description of your outstanding indebtedness.

Response: Additional details regarding the Company’s outstanding indebtedness have been added to this section.

Directors and Executive Officers, page 39

68.                Please clearly identify each director and executive officer's business experience during the past five years, including each person's principal occupations and employment during the past five years, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Additionally, please discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that your directors should serve as such. Refer to Item 401 (e) of Regulation S-K.

Response: The disclosures regarding directors and executive officers have been expanded to include additional information responsive to this comment.

Executive Compensation, page 42

Summary Compensation Table, page 42

69.                Please fill in the ''Total'' column of your "Summary Compensation Table".

Response: Complete tables, updated to reflect compensation figures for 2010, have been included in the Registration Statement.

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Certain Relationships and Related Transactions, page 46

70.                Please provide the information required by Item 407(a) of Regulation S-K.

Response: The following additional disclosure has been added:

“Director Independence

We are not a “listed issuer” within the meaning of Item 407 of Regulation S-K and there are no applicable listing standards for determining the independence of our directors. Applying the definition of independence set forth in Rule 4200(a)(15) of The Nasdaq Stock Market, Inc., we believe that Anyork Lee is our only independent director.”

71.                It appears that you have entered into a series of loan transactions with affiliates. Please advise or revise to provide the disclosure required by Item 404 of Regulation S-K with respect to these transactions.

Response: The Company formerly owed two related party loans totaling $175,000, which were repaid in 2010. Details regarding these loans have been added under “Certain Relationships and Related Transactions.”

Exhibits, page 49

72.                   Please confirm that you have filed all material contracts required by Item 601 (b)(10) of Regulation S-K.

Response: The Company’s contracts with its principal suppliers, as well as its premises lease, have been added as new Exhibits. The Company believes that all material contracts are now included.

73.                Please file the exhibit required by Item 601(b)(21) of Regulation S-K or explain why you are not required to do so.

Response: The Company has no subsidiaries.

74.                We note that you have referenced several documents under exhibit number 3.1. Please revise to identify each document as its own exhibit.

Response: Exhibit 3.1 has been revised to include a complete copy of the Company’s current Articles of Incorporation, as amended.

75.                Please revise the exhibit index to include the consent of counsel. To the extent the consent is included in exhibit 5.1, please revise the table to reference such consent in exhibit 23.2. See Item 601 (b)(23) of Regulation S-K.

Response: The consent of Cane Clark LLP is included in Exhibit 5.1. The table has been revised to reference such consent in Exhibit 23.2.

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76.                We note that certain of the documents filed as the articles of incorporation and bylaws are the charter documents of your predecessor, a Delaware entity. Please file complete copies of the articles of incorporation and bylaws of your company.

Response: Exhibit 3.1 has been revised to include a complete copy of the Company’s current Articles of Incorporation, as amended. Exhibit 3.2 has been amended to include a complete copy of the Company’s current Bylaws.

Undertakings, page 49

77.                Please include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Response: These undertakings have been added to the Registration Statement.

78.                Please revise paragraph (b) of the first undertaking to provide it in the exact form required by Item 512 of Regulation S-K.

Response: This paragraph has been revised to mirror the exact language of the pertinent portion of Item 512 of Reg. S-K.

Signatures

79.                Please date all signatures. In this regard, we note James Zhang's signature is not dated.

Response: All signatures have been dated.

80.                The registration statement must also be signed by the principal accounting officer or controller. Please revise accordingly. Further, please be advised that any person who occupies more than one of the specified positions, such as principal accounting officer or controller and principal financial officer, must indicate each capacity in which he or she signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1.

Response: The signature block for Mandy Chung has been revised to indicate that she is the Principal Accounting Officer.

Exhibit 5.1

81.                Please revise the last sentence of the opinion to clarify that counsel does not admit that it is an expert within the meaning of Section 7 of the Securities Act.

Response: The last sentence of the opinion has been so revised.

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Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2010

Item 9A(T). Controls and Procedures, page 16

82.                We note the conclusion by the Chief Executive Officer and Chief Financial Officer that your disclosure controls and procedures were not effective as of March 31, 2010. We further note your disclosure that as of March 31, 2010, your management concluded that your internal control over financial reporting was effective. Please tell us why your disclosure controls and procedures were not effective. Additionally, please tell us how you were able to conclude your internal control over financial reporting was effective despite your conclusion that your disclosure controls and procedures were not effective.

Response: The 10-K has been amended to indicate that both disclosure controls and procedures and internal control over financial reporting were not effective. An explanation regarding why these controls were not effective has also been added.

83.                We note your description of the definition of internal control over financial reporting. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules given that it does not indicate that your internal control over financial reporting includes those policies and procedures as described in subparts (1), (2), and (3) of the above-referenced rules. Please confirm, if true, that your management's conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules, and revise your disclosure accordingly in future filings. Alternatively, you may simply state, if true, that your management concluded on the applicable dates that your internal control over financial reporting was effective. Please note that this alternative is only available when you do not provide an incomplete description of internal control over financial reporting.

Response: The 10-K has been amended to simply state that the controls were not effective.

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Exhibits 31.1 and 31.2

84.                With a view toward future disclosure, please note that the language in these certifications should conform exactly to the language in Item 601(b)(31) of Regulation S-K. In this regard, we note that you should not add "(the 'registrant')" in paragraph 1, and you should retain the following language in paragraph 4.d: "during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" instead of "the registrant's fourth fiscal quarter". This comment also applies to your quarterly reports on Form 10-Q for the periods ended June 30, 2010 and September 30, 2010 as we note you include "(the 'registrant')" in paragraph I of these certifications as well.

Response: These Exhibits have been amended to conform exactly to the language in Item 601(b)(31) of Regulation S-K. Corresponding amendments have been made to the Forms 10-Q for the periods ended June 30, 2010 and September 30, 2010.

Form 8-K filed June 30, 2010

Item 2.01. Completion of Acquisition or Disposition of Assets, page 4

Management's Discussion and Analysis or Plan of Operation, page 14

85.                Given that the statutory safe harbor you cite is not applicable to penny stock companies, you should not refer to Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934. In future filings, please revise your disclosure accordingly. This comment also applies to your quarterly reports on Form 10-Q for the periods ended June 30, 2010 and September 30, 2010.

Response: The 8-K, as well as the Forms 10-Q for the periods ended June 30, 2010 and September 30, 2010, has been amended to remove reference to the statutory safe harbors.

Form 10-Q for the quarter ended June 30, 2010

Part I. Financial Information

Item 2. Management's Discussion and Analysis or Plan of Operation. page 4

Forward-Looking Statements, page 4

86.                We note the statement that you ''undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise." This statement does not appear to be consistent with your disclosure obligations. Please revise in future filings to clarify that you will update this information to the extent required by law. This comment also applies to your quarterly report on Form 10-Q for the period ended September 30, 2010.

Response: The Forms 10-Q for the periods ended June 30, 2010 and September 30, 2010 have been amended to remove this language.

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Critical Accounting Policies, page 10

87.                We note your statement that you do not believe any of your accounting policies fit the definition of "critical accounting policies". However, we note your disclosure of critical accounting policies on page 19 of your Form 8-K filed June 30, 2010. Please advise. This comment also applies to your quarterly report on Form 10-Q for the period ended September 30, 2010.

Response: The Forms 10-Q for the periods ended June 30, 2010 and September 30, 2010 have been amended to include a disclosure of critical accounting policies similar to that disclosed in the Form 8-K filed June 30, 2010.

Item 4T. Controls and Procedures, page 11

88.                With a view toward future disclosure, please note that you should comply with Item 4 of Form 10-Q instead of Item 4T as Item 4T only applies to quarterly reports that a registrant is required to file for a fiscal year ending on or after December 15, 2007 but before June 15,2010.

Response: The Forms 10-Q for the periods ended June 30, 2010 and September 30, 2010 have been amended to refer to Item 4.

Part II. Other Information

Item I. Legal Proceedings, page 12

89.                We note your statement that you "are not a party to any pending legal proceedings." In future filings, please be sure to disclose any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which you are a party or of which any of your property is the subject. In this regard, we note your discussion of the trade secrets lawsuit, which you disclose was not settled until after the filing of this Form 10-Q, on page 30 of your registration statement on Form S-1. Refer to Item 103 of Regulation S-K.

Response: The Forms 10-Q for the periods ended June 30, 2010 and September 30, 2010 have been amended to include a description of the trade secrets lawsuit.

Form 8-K filed September 14, 2010

90.                Please tell us the material circumstances surrounding the termination of the Drawdown Equity Financing Agreement and accompanying Registration Rights Agreement that were entered into with Auctus Private Equity Fund, LLC on September 10, 2010. Refer to Item 1.02(a)(3) of Form 8-K.

Response: The Form 8-K has been amended to include some additional information in this regard.

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Form 10-Q for the quarter ended September 30, 2010

Exhibits

91.                Please file a full amendment to your Form 10-Q to include the executed versions of Exhibits 31.1, 31.2, and 32.1.

Response: The Form 10-Q for the period ended September 30, 2010 has been amended to reflect the executed versions of these Exhibits.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 838-3874.

Sincerely,

CANE CLARK LLP

/s/ Joe Laxague

Joe Laxague

Enclosure (Acknowledgment by the Company)